Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399



A railroad that strives for excellence. Notes for remarks by Paul M. Tellier, President and Chief Executive Officer, Canadian National Railway Company, to the National Association of Rail Shippers' Annual National Transportation Seminar, Washington, D.C., April 4, 2000.

Thank you for this opportunity to speak at your Annual National Transportation Seminar. Many of the members here are CN customers. I want to take this opportunity to thank you for your business.

I will talk about my vision of the future of the rail industry, and CN. But first, I want to talk about the March 17 decision of the Surface Transportation Board (STB) which, if left as is, may have a very negative impact on the future of our industry.

                      Surface Transportation Board's role
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Needless to say, I would have preferred a different result than the 15-month moratorium imposed on rail merger activity.

One has to ask whether the STB weighed all the evidence. I don't think so.

Others are raising questions as well. The Journal of Commerce, for example, writes, "From STB Chairman Linda Morgan's opening remarks, through her questioning of every one of more than 150 witnesses, right down to her closing remarks, there was a nagging question about the fairness of the hearing."1

There was no consensus on the need for a moratorium. In fact, there was significant opposition.

U.S. Secretary of Transportation Rodney Slater was opposed to a moratorium. He said, "We do not believe a moratorium is the right response."

Ed Emmett, President of the National Industrial Transportation League, was opposed to a moratorium. He said, "The BNSF-CN combination could set the stage for a new attitude toward customers among railroads."

During the process, 434 stakeholders participated either by providing oral testimony or writing letters. Eighty per cent opposed a moratorium. Of those, 88 per cent were shippers.

---------
1 Lawrence H. Kaufman, "Sometimes, things are just as they appear to be," The Journal of Commerce, March 22, 2000.


                     1 Notes for remarks by Paul M. Tellier

The only group that unanimously endorsed the moratorium was our competitors. I deplore that, because other railroads have screwed up their mergers, we are being put on hold.

The STB does not exist to protect the other railroads from competition, but to promote competition. Our transaction would have the effect of promoting competition.

                            Challenging the referee
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We believe the moratorium is unlawful because it denies our statutory right to a prompt and fair hearing. We are challenging the moratorium in the courts.

Some people ask me whether this is a smart move strategically. After all, they remind me, eventually we will present the facts of our combination to the STB, and we want an unbiased hearing. Why aggravate the Board members through a court action?

But I remember playing hockey in Canada. Sometimes in the first period, you see that the referee is not being fair. You don't wait until the game is over to complain.

You skate over to the referee right away and say, "What gives? Is this your idea of fair?" You tell the referee that you don't think he's made the right call.

This is why we have appealed. I have the legal obligation to protect the rights of my shareholders.

I have confidence that, if the Court of Appeals tells the STB that the moratorium is not the right call, the Board will proceed in an unbiased manner in the subsequent proceeding.

                              Our rail competitors
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Just as I was not happy with the STB's ruling, I'm not happy with the approach taken by our peers in the railroad industry.

The railroads that spoke out against our combination are trying to protect the status quo. Well, I say the status quo isn't good enough.

Too often, when I get together with my fellow members of the Association of American Railroads, I try to explain that the rail industry has a problem:

o    service is a problem;

o    reliability is a problem;


                     2 Notes for remarks by Paul M. Tellier

o    working together is a problem;

o    revenue growth is a problem;

o    the perception of lack of competition is a problem;

o    our image with the investing public is a problem.

And when I raise these issues, I get the same kind of reply: "Paul, you think it's bad now. But you should see how bad it was 20 years ago!"

Before you solve any problem, you first have to acknowledge there is a problem.

Maybe things were a lot worse 20 years ago. I don't know; I was not there. But that's no reason not to make things better tomorrow.

Maybe the telephone is a much better means of transmitting information than the telegraph was. But now we're in an Internet world. Our customers are changing with accelerating speed to meet the demands of a New Economy. The railroad industry must do the same.

This is a time to get on with the job of creating rail service for the 21st century. None of us should have the patience to wait until the rail industry finally realizes that we must fix some serious problems.

                                   Excellence
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What is my vision for the future of the rail industry? I can sum it up in one phrase: a deep desire for excellence. I'm referring here to a mind set: a recognition that we must improve and a strong determination to do so.

What is my vision for CN? A railroad that dares to be different.

I have said many times and I will say again here: CN is a work in progress. Have we come a long way in our pursuit of excellence? Yes. Am I satisfied? No. We still have a long way to go.

But let me give you some examples of where our pursuit of excellence has already led us to do things differently.

                                Customer service
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First, customer service.

When I came to CN in 1992, I made one thing clear that has set the course for everything we have done since. I made it clear that CN was a service company.


                     3 Notes for remarks by Paul M. Tellier

Imagine that! A railroad that took customer service seriously. How different!

Our business is not simply to run trains. Our business is to make our customers competitive in their end markets. Running trains is a means to that end - and we had to get much better at it to help our customers compete.

Acquiring better technology helped. We bought new locomotives, and upgraded our intermodal facilities. We built new tunnels and built the most sophisticated computer system in the industry to track every one of our customer shipments.

But perhaps the most important change was listening carefully to those who keep us in business: the customers. We are working hard to ensure that every executive, every account manager, every operator is, at all times, sensitive to the customer.

                            Customer Bill of Rights
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Two years ago, we took another step in our commitment to customer service. Some call it innovative. I call it putting your vision into black and white.

We issued a Customer Bill of Rights in 1998. It was built around key values:

o    customer focus;

o true partnership where we both understand each other's requirements and constraints;

o    accountability for service commitments;

o pricing that keeps you competitive and enables us, the railroads, to earn our cost of capital;

o    performance standards, measurable in terms we both agree on;

o    innovative approaches to tapping new markets; and

o    service with no secrets, no surprises, and no excuses.

This Customer Bill of Rights was my personal commitment - my conviction. We were willing to set it down as a standard by which our customers could judge our performance. No one else in the industry was willing to do that. It is our way of setting a goal based upon excellence.


                     4 Notes for remarks by Paul M. Tellier

                             Mergers and alliances
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CN has also pursued customer service by finding ways to extend their reach.

We merged with Illinois Central, creating the first truly North American railroad - linking the Atlantic, Pacific, and Gulf coasts in a network shaped like a giant "Y."

We signed a marketing agreement with the Kansas City Southern, extending the reach of our customers further into Mexico.

We took these steps because our customers must stay competitive in the marketplace where north-south trade grows at over 10 per cent per year.

The Illinois Central merger has been an outstanding success.

o    It has created new destinations and origins.

o It has helped us use our assets more effectively, making more cars available to you.

o    It has created backhaul opportunities.

o    It opened new single-line routes to the Gulf of Mexico.

o    It enabled us to move through Chicago more efficiently and quickly.

o    It created longer hauls that made us more competitive against trucks.

And the Illinois Central merger was different. We accomplished it without service disruptions. In fact, since July 1, the date of the merger, our service has continued to improve, and we haven't looked back since. Our customer satisfaction index reflects this. We remain a leader in safety. And our operating ratio became the best in the rail industry - a clear indication that we are doing things right.

                                 Restructuring
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But to make all this happen, we had to be different. We had to find a better way to run a railroad. For example, with a much larger rail system, we needed to change the way we managed the business.

So we restructured the company. We created five geographical divisions, each bringing marketing and operations together. That way, our


                     5 Notes for remarks by Paul M. Tellier
people are closer to the customer. We can make decisions quickly, and make sure we deliver on our commitments.

We want to be as nimble as a small railroad, and able to respond to the needs of smaller customers. But we still have the continental reach of a major carrier.


                     6 Notes for remarks by Paul M. Tellier

                                  Service plan
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We also created a new service plan, under the strong leadership of Hunter
Harrison. There is a railroader who has a passion for service!

Hunter is totally committed to the concept of a scheduled railroad. His different approach has been to build our services around a precise schedule and a product catalog. We monitor each shipment's performance through its journey and we measure our trip plan score. Currently, our trip-plan compliance score is 90!

These are significant innovations in the rail industry. They make us different. They help us pursue excellence.

                              CN-BNSF combination
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CN has also sought to become a different kind of railroad through the proposed combination with Burlington Northern Santa Fe.

We want to create a railroad with new north-south corridors, additional gateways to Mexico, and single-line service covering 33 states and eight provinces. Remember, Canada and the U.S. are each other's largest trading partners, and north-south trade is growing at more than 10 per cent per year.

I see this transaction along the same lines as our combination with Illinois
Central:

o    The railroads join end to end with virtually no overlap.

o    The transaction combines two railroads that are leaders in service.

o Both railroads are financially strong. In fact, CN has completed a landmark year.

This combination will not affect either railroad's financial position. It is a share exchange involving no new debt. We will retain our financial strength.

The transaction combines two railroads that have already demonstrated they can bring systems together with no disruptions.

We will have an all-star management team.


                     7 Notes for remarks by Paul M. Tellier

                               CN-BNSF guarantees
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The proposed combination raised concerns among some shippers who had bad experiences with the mergers made by our competitors.

We asked ourselves: Why should shippers assume the risks when a merger goes wrong? So we tried something different: we are offering shippers something that no other railroad has dared to do.

CN and BNSF are willing to provide written guarantees to our shippers that service will be as good as - or better than - the service they now have.

We are also offering a gateway guarantee. The routing options shippers have available today will be physically and economically open to them following the combination.

With these guarantees, we demonstrate that the combined railroad - to be called North American Railways, Inc. - would pursue the same standards of excellence that have been our goal at CN. It would be a railroad that dared to be different. One that was ready to embrace change.

                          A different kind of railroad
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CN is working hard to be a different kind of railroad - one that is not afraid of change. One that endorses change - that seeks ways to change more quickly. We want to be a railroad for the New Economy.

One example: we want to move aggressively into electronic commerce. The rail industry must not be left behind in this new way of conducting business. In fact, railroads should be among the champions and leaders of e-commerce.

I have been a railroader for less than eight years. But if there's one big lesson I've learned it's that the railroad industry must change.

In today's economy, adaptation to change is the single largest determinant in who will thrive, who will merely survive, and who just won't be able to cut it in the 21st century.

We've tried to put CN at the leading edge of making the kind of changes our customers told us they wanted. And if that means that we leave the other big railroads behind and set out on a path all our own, that's all right with me.

Thank you.


                     8 Notes for remarks by Paul M. Tellier

Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). In addition, any documents incorporated by CN by reference in the joint proxy statement/circular/prospectus are available without charge from CN, as described on page three of the joint proxy statement/circular/prospectus.